UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

74765E109

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,197,447(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,197,447(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,197,447(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,678,979 shares issuable upon conversion of a convertible note exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,518,468 shares issuable upon conversion of a convertible note exercisable within 60 days. The convertible notes are not exercisable if and to the extent that the issuance of shares on such exercise of the convertible notes would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so. The foregoing excludes 1,240,451 shares issuable upon exercise of a warrant held by the K&M Douglas Trust and 1,860,677 shares issuable upon exercise of a warrant held by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which warrants are not exercisable until March 18, 2014. The warrants are not exercisable if and to the extent that the issuance of shares on such exercise of the warrant would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.
(2)	Prior to giving effect to the provision of the purchase agreement, the convertible notes and the warrant, restricting conversion of the convertible notes in the event such issuance would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so, the Reporting Person would have a right to receive up to 21.9% of the Issuer’s common stock upon conversion of convertible notes exercisable within 60 days, and based on 14,943,124 shares of the Issuer’s common stock outstanding as of August 12, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2013.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,197,447(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,197,447(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,197,447(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,678,979 shares issuable upon conversion of a convertible note exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,518,468 shares issuable upon conversion of a convertible note exercisable within 60 days. The convertible notes are not exercisable if and to the extent that the issuance of shares on such exercise of the convertible notes would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so. The foregoing excludes 1,240,451 shares issuable upon exercise of a warrant held by the K&M Douglas Trust and 1,860,677 shares issuable upon exercise of a warrant held by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which warrants are not exercisable until March 18, 2014. The warrants are not exercisable if and to the extent that the issuance of shares on such exercise of the warrant would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.
(2)	Prior to giving effect to the provision of the purchase agreement, the convertible notes and the warrant, restricting conversion of the convertible notes in the event such issuance would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so, the Reporting Person would have a right to receive up to 21.9% of the Issuer’s common stock upon conversion of convertible notes exercisable within 60 days, and based on 14,943,124 shares of the Issuer’s common stock outstanding as of August 12, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed with the SEC on August 14, 2013.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Tim McGaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,987 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 20,987 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,987 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Less than one percent.

(1)	Tim McGaw holds 20,987 shares issuable upon conversion of a convertible note exercisable within 60 days. The convertible note is not exercisable if and to the extent that the issuance of shares on such exercise of the convertible note would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so. The foregoing excludes 15,505 shares issuable upon exercise of a warrant held by Tim McGaw, which warrant is not exercisable until March 18, 2014. The warrant is not exercisable if and to the extent that the issuance of shares on such exercise of the warrant would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.

(2)	Based on 14,943,124 shares of the Issuer’s common stock outstanding as of August 12, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed with the SEC on August 14, 2013.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,678,979 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,678,979 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,678,979 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

(2)	The K&M Douglas Trust holds 1,678,979 shares issuable upon conversion of a convertible note exercisable within 60 days. The convertible note is not exercisable if and to the extent that the issuance of shares on such exercise of the convertible note would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so. The foregoing excludes 1,240,451 shares issuable upon exercise of a warrant held by the K&M Douglas Trust, which warrant is not exercisable until March 18, 2014. The warrant is not exercisable if and to the extent that the issuance of shares on such exercise of the warrant would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.

(3)	Based on 14,943,124 shares of the Issuer’s common stock outstanding as of August 12, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed with the SEC on August 14, 2013.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,518,468 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,518,468 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,518,468 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust holds 2,518,468 shares issuable upon conversion of a convertible note exercisable within 60 days. The convertible note is not exercisable if and to the extent that the issuance of shares on such exercise of the convertible note would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so. The foregoing excludes 1,860,677 shares issuable upon exercise of a warrant held by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which warrants are not exercisable until March 18, 2014. The warrant is not exercisable if and to the extent that the issuance of shares on such exercise of the warrant would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.

(3)	Based on 14,943,124 shares of the Issuer’s common stock outstanding as of August 12, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed with the SEC on August 14, 2013.

Schedule 13D

This Schedule 13D is being filed by Kevin Douglas, Michelle Douglas, Tim McGaw, K&M Douglas Trust and James Douglas and Jean Douglas Irrevocable Descendants’ Trust (collectively, the “Filers”). This Schedule 13D reflects purchase of senior secured convertible notes (the “Convertible Notes”), with Warrants attached (the “Warrants”) by the Filers from Quantum Fuel Systems Technologies Worldwide, Inc. (the “Issuer”) in a private placement transaction that closed on September 18, 2013. The Convertible Notes can be converted into common stock, par value $0.02 per share, (the “Common Stock”) of the Issuer at a conversion price of $2.3824 per share. The Warrants can be converted into Common Stock of the Issuer at a conversion price of $2.30 per share.

ITEM 1.	SECURITY AND ISSUER

This statement relates to shares of Common Stock of Quantum Fuel Systems Technologies Worldwide, Inc. The principal executive office of the Issuer is located at 25242 Arctic Ocean Drive, Lake Forest, CA 92630.

ITEM 2.	IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them are as follows:

(a)	Kevin Douglas, Michelle Douglas, Tim McGaw, K&M Douglas Trust, and James Douglas and Jean Douglas Irrevocable Descendants’ Trust.

(b)	The business address of the Filers is:

125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94399.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Kevin Douglas is an active securities and commodities investor and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers. Michelle Douglas participates in nonprofit fund raising and in assisting Kevin Douglas in his investment activities. Tim McGaw is an executive and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of funds used in purchasing the Convertible Notes were as follows:

Purchaser	Source of Funds	Amount
K&M Douglas Trust	PF	$4,000,000
James Douglas & Jean Douglas Irrevocable Descendant’s Trust	PF	$6,000,000
Tim McGaw	PF	$50,000

ITEM 4.	PURPOSE OF TRANSACTION

The Filers purchased the Convertible Notes and attached Warrants in a private placement transaction pursuant to a convertible note and warrant purchase agreement entered into by the Filers and the Issuer on September 15, 2013 (the “Purchase Agreement”), filed herewith as Exhibit 7.2, that closed on September 18, 2013. The acquisition of the Convertible Notes and Common Stock of the Issuer by the Filers was for investment purposes. In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the Common Stock’s market price, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers’ liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer’s management, board of directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers’ modifying their ownership of the Common Stock. Other than the planned designation of Tim McGaw to serve on the Issuer’s board of directors as permitted under the Purchase Agreement, the Filers do not have any current intent to propose or take any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, they may reconsider and change their plans or proposals relating to the Common Stock at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Reporting Person’s cover page.

Other than the acquisition of the Convertible Notes and attached Warrants discussed above, there were no other transactions effected by the Filers in the Common Stock within the past sixty (60) days.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 15, 2013, the Issuer entered into the Purchase Agreement, agreeing to issue and sell Convertible Notes with an aggregate principal amount of up to $11,000,000 and attached Warrants, for an aggregate purchase price of up to $11,000,000. On September 18, 2013, the transactions contemplated by the Purchase Agreement closed, and pursuant thereto, the Filers purchased Convertible Notes in an aggregate principal amount of $10,050,000, along with attached Warrants (such purchases, the “Transaction”).

Pursuant to the Purchase Agreement, for so long as Kevin Douglas beneficially owns at least 5.0% of the Issuer’s Common Stock, he is entitled to designate a person for appointment to the Issuer’s board of directors. Accordingly, pursuant to the terms of the Purchase Agreement, Tim McGaw is expected to be designated for appointment to the Issuer’s board of directors and the Issuer is required to appoint Mr. McGaw within 30 days of notice from Kevin Douglas. Throughout the period between notice of designation and appointment of the designee by the Issuer, Kevin Douglas has the right to have a representative attend board meetings of the Issuer.

Pursuant to the Purchase Agreement, the Convertible Note and the attached Warrant, the Filers are prohibited from converting the Convertible Notes and attached Warrants, if and to the extent that the issuance of shares of Common Stock on such conversion of the Convertible Notes and/or attached Warrants would cause the ownership or voting power of the Filers and their affiliates to exceed 19.99% of the Issuer’s Common Stock. This provision will remain in effect until the Issuer obtains stockholder approval permitting the issuance of shares of Common Stock and voting power in excess of 19.99% of the Issuer’s Common Stock. Under the Purchase Agreement, the Issuer has agreed to solicit approval permitting the issuance of shares of Common Stock and voting power in excess of 19.99% of the Issuer’s Common Stock at the next annual meeting of the Issuer’s stockholders to be held no later than May 31, 2014.

The Issuer has agreed to take all necessary action to render inapplicable any control share acquisition, business combination, poison pill or similar agreements that would limit the rights of the Filers to hold any shares of Common Stock or acquire additional securities of the Issuer.

Pursuant to the Purchase Agreement, the Issuer agreed to file a resale registration statement covering the shares of Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants within 90 days following the closing of the Transaction and to use its best efforts to have such registration statement declared effective within 150 days following the closing of the Transaction. The Issuer agreed to pay the holders of the Convertible Notes liquidated damages not to exceed 12% of the gross proceeds received by the Issuer in the event the registration statement is not timely filed or declared effective or if, under certain circumstances, the registration statement is suspended.

The Convertible Notes mature on the fifth anniversary date of the closing of the Transaction; provided, however, during the 30-day period beginning on the three-year anniversary of the closing of the Transaction, and upon notice provided by the holders of a majority of the outstanding principal amount of the Convertible Notes, the holders can put the Convertible Notes to the Issuer and the Issuer would be obligated to redeem the principal and interest then outstanding under the Convertible Notes within 90 days thereafter. In addition, the Convertible Notes are subject to redemption in connection with a change in control transaction. The

Convertible Notes are subordinated in all respects to the Issuer’s obligations to Bridge Bank, National Association, (“Bridge Bank”) and provide for a default if the Issuer’s common stock is not listed on Nasdaq or another national securities exchange as well as other customary events of default.

The Convertible Notes are secured by a second lien on substantially all of the Issuer’s operating assets (excluding the Issuer’s direct and indirect ownership interests in Schneider Power Inc. (“SPI”) and each of SPI’s wholly-owned subsidiaries and Fisker Automotive, Inc.) pursuant to the terms of a subordinated security agreement (the “Subordinated Security Agreement”) between the Company and Kevin Douglas, as collateral agent for all the Convertible Note holders. The lien granted to the collateral agent on behalf of the Convertible Note holders is subordinate in all respects to the first lien position of Bridge Bank.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the form of Convertible Note, the form of Warrant, and the Subordinated Security Agreement, filed herewith as Exhibits 7.2, 7.3, 7.4 and 7.5, respectively, and incorporated herein by reference. Capitalized terms used without definition in this Item 6 have the meanings attributed to them in the foregoing agreements.

None of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

7.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, dated September 25, 2013.

7.2	Form of Convertible Note and Warrant Purchase Agreement, dated as of September 15, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 18, 2013).

7.3	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 18, 2013).

7.4	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 18, 2013).

7.5	Form of Subordinated Security Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 18, 2013).

7.6	Limited Power of Attorney, dated September 25, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2013	*Kevin Douglas
KEVIN DOUGLAS

Date: September 27, 2013	*Michelle Douglas
MICHELLE DOUGLAS

Date: September 27, 2013	*Tim McGaw
TIM MCGAW

K&M DOUGLAS TRUST

Date: September 27, 2013	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: September 27, 2013	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: September 27, 2013	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: September 27, 2013	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact